

Sun Life Receives Regulatory Approval of Normal Course Issuer Bid Renewal

TORONTO, ON – May 26, 2026 — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today that the Office of the Superintendent of Financial Institutions ("OSFI") and the Toronto Stock Exchange (the "TSX") have approved the renewal of the Company's previously announced normal course issuer bid to purchase up to 10,000,000 of its common shares ("common shares") (representing approximately 1.8% of the 554,255,267 common shares issued and outstanding as at May 15, 2026) (the "NCIB").

The NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

The NCIB will commence on May 29, 2026 and continue until May 28, 2027, or such earlier date as the Company may determine. The average daily trading volume on the TSX for the six months ending April 30, 2026 was 2,008,137 common shares (the "ADTV"). Purchases under the NCIB may be made through the facilities of the TSX, other Canadian stock exchanges, the New York Stock Exchange (the "NYSE") and/or alternative trading platforms in Canada and the United States, at prevailing market rates. In accordance with the TSX rules, the Company may purchase up to 502,034 of its common shares on the TSX during any trading day, which represents 25% of the ADTV, subject to the TSX rules permitting block purchases. Subject to certain exceptions for block purchases, the maximum number of common shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase.

Subject to regulatory approval, purchases under the NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the NCIB, and the timing of such purchases (if any), will be determined by the Company. Any common shares purchased by the Company pursuant to the NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

The Company has established an automatic repurchase plan with its designated broker in order to facilitate purchases of common shares under the NCIB. Under the automatic repurchase plan, the Company's designated broker may purchase common shares pursuant to the NCIB at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Purchases made pursuant to the automatic repurchase plan, if any, will be made by the Company's designated broker based upon the parameters prescribed by the TSX, the NYSE, applicable Canadian and U.S. securities laws and the terms of the written agreement between the Company and its designated broker. The automatic repurchase plan constitutes an "automatic plan" for purposes of applicable Canadian securities legislation and has been pre-cleared by the TSX.

Under its prior normal course issuer bid (the "Prior NCIB"), which commenced on June 9, 2025 and expired on May 21, 2026, the Company was permitted to purchase up to 10,570,915 common shares. As of May 15, 2026, the Company had purchased 10,570,915 common shares under the Prior NCIB at a weighted average price of $83.33 per common share through the facilities of the TSX, other Canadian stock exchanges, the NYSE and/or alternative trading platforms in Canada and the United States.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to the NCIB (including, but not limited to, statements regarding future purchases of common shares under the NCIB, including under the automatic repurchase plan), (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements made in this news release are stated as at May 26, 2026, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2025 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2025 under the heading "Risk Factors", and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2026 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that any common shares will be purchased under the NCIB (including under the automatic repurchase plan).

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

To contact Sun Life media relations, please email Media.Relations@sunlife.com.

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.